

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2019

Yanming Liu
Chief Executive Officer
Greenland Acquisition Corporation
Suite 906, Tower W1, Oriental Plaza, No. 1 East
Chang'an Street
Dongcheng District
Beijing, People's Republic of China

> **Re: Greenland Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 12, 2019**
> **File No. 1-38605**

Dear Mr. Liu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Manufacturing and
    Construction